Delisting Determination,The Nasdaq Stock Market, LLC, November 6, 2009, Edge Petroleum Corporation. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common and preferred stock of Edge Petroleum Corporation (the Company), effective at the opening of the trading session on November 16, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5100, 5110(b), and IM-5100-1. The Company was notified of the Staffs determination on October 2, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on October 13, 2009.